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                           MAN INVESTMENTS (USA) CORP.
                       123 NORTH WACKER DRIVE, 28TH FLOOR
                             CHICAGO, ILLINOIS 60606
                                 (312) 881-6800



                                January 26, 2007

Mr. Michael McTiernan
      Special Counsel
Ms Amanda McManus
      Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:  Man-AHL 130, LLC (the "Company") Registration
     Statement on Form S-1 (File No. 333-126172)
     ---------------------------------------------

Dear Mr. McTiernan and Ms. McManus:

     We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on February 1, 2007, or as soon thereafter as reasonably practicable.

     We hereby acknowledge that:

     1. should the Securities and Exchange Commission (the "Commission"), or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

MAN-AHL 130, LLC                            MAN INVESTMENTS INC.

By:  Man Investments (USA) Corp.
     its Managing Member

By:  /s/ John M. Kelly                      By:  /s/ John M. Kelly
     ---------------------------                 ---------------------------
     Name:  John M. Kelly                        Name:  John M. Kelly
     Title: President                            Title: President